News Release 2005
Third Quarter Results

Vancouver - November 14, 2005 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) (“Bema” or the “Company”) reports the results from its operations for the third quarter ended September 30, 2005. Highlights from the third quarter included: a significant increase in gold revenue, the recommencement of production at the Refugio Mine, the continued financing and development of the Kupol project and further positive exploration results from Kupol and the Julietta Mine. All dollar figures are in United States dollars (USD) unless otherwise indicated.

Financial Results
Bema reported a loss of $24.9 million or $0.062 per share for the third quarter of 2005, which included an unrealized derivative loss for the period of $10.9 million resulting from the mark-to-market adjustment on the Company’s non-hedge derivative financial instruments relating mainly to the contingent gold forward contracts assigned to the Petrex Mines. Also contributing to the loss was $3 million of Refugio Mine re-start costs, which are expensed prior to and during the scheduled recommencement of mine operations. Adjusting for the Refugio Mine re-start costs and the unrealized derivative loss resulted in a loss for the period of $10.9 million or $0.027 per share. For the quarter ended September 30, 2004, the loss of $21.6 million included $25.5 million of unrealized non-hedge derivative losses, partially offset by a realized non-hedge derivative gain of $14.4 million.

For the first nine months of 2005, the Company reported a loss of $52 million ($0.130 per share) on revenue of $71 million compared with a loss of $35 million ($0.097 per share) on revenue of $65.7 million during the same period last year. The loss for the first nine months of 2005 included $14.1 million of unrealized derivative losses, $10.3 million of Refugio Mine re-start costs, and a $3 million write-down of the carrying value of the Company’s net smelter royalty interest in the Lo Increible property in Venezuela during the first quarter of 2005 (see press release dated May 16, 2005).

Gold Revenue
Gold revenue in the third quarter improved by 21% over the second quarter of 2005 to $27.1 million on sales of 62,753 ounces at an average realized price of $432 per ounce. The increase in revenue over the second quarter was due to a 17% increase in the number of ounces of gold sold and also to a 4% increase in the average price realized. The Julietta Mine contributed $11.3 million from the sale of 26,485 ounces of gold at an average price of $428 per ounce while $15.8 million was contributed by the Petrex Mines from 36,268 ounces sold at an average price of $436 per ounce.

In the third quarter of 2004, gold revenue totaled $24.9 million on sales of 63,223 ounces at an average realized price of $393 per ounce.

For the nine months ended September 30, 2005, the average price realized was $422 per ounce on revenue of $71 million from 168,049 ounces sold compared to an average price of $392 per ounce on revenue of $65.7 million from 167,251 ounces sold during the first nine months of 2004. The spot price of gold averaged $431 and $401 per ounce for the nine months ended September 30, 2005 and 2004, respectively.

Operations
Consolidated gold production for the quarter was 59,654 ounces at an operating cash cost of $341 per ounce(i) and a total cash cost of $360 ounce(i). Consolidated cash costs continue to be negatively affected by the strength of the South African rand versus the U.S. dollar. For the same period in 2004, Bema reported consolidated production of 61,248 ounces at an operating cash cost of $283 per ounce (i) and a total cash cost of $295 per ounce (i).

For the first nine months of 2005, Bema produced 174,064 ounces of gold at an operating cash cost of $325 per ounce(i) and a total cash cost of $344 per ounce(i).
(i)Operating and total cash costs are adjusted to reflect cash gains from the exercise of South African rand denominated gold put options. The gains for the various periods referred to in this news release are as follows: Consolidated production Q-3 2005: $16 per ounce (Q-3 2004 :$61 per ounce ), Petrex production for Q-3 2005: $27 per ounce (Q-3 2004: $93 per ounce ), Consolidated production for nine months ended September 30, 2005: $34 per ounce (nine months 2004: $44 per ounce), Petrex production for nine months ended September 30, 2005: $55 per ounce (nine months ended September 30, 2004: $73 per ounce). For further details see "Gold Forward and Options Contracts" section.

Liquidity, Capital Resources and Financing Activities
The Company ended the quarter with $13 million in cash and cash equivalents and a working capital deficiency of $817,000 compared to cash and cash equivalents of $15.1 million and working capital of $19.7 million in the prior quarter. Subsequent to the quarter end, Bema closed a “bought deal” equity financing with a syndicate of underwriters whereby Bema issued approximately 50.1 million common shares at CDN$2.85 per common share for gross proceeds of CDN$142.7 million.

During the quarter, Bema announced that it had received conditional commitment letters from its Mandated Lead Arrangers, Bayerische Hypo- und Vereinsbank AG ("HVB") and Société Générale Commercial and Investment Banking ("SG CIB") for a fully underwritten commercial tranche project loan of $250 million for the construction and development of a mine at its Kupol property. The HVB/SG CIB commercial tranche loan, which is subject to regulatory approval, final documentation and customary closing conditions, is expected to have a six and a half year term from draw down and be guaranteed by Bema until economic completion. The annual interest rate is expected to be LIBOR plus 2% prior to economic completion, and LIBOR plus 2.5% for two years after economic completion, and then LIBOR plus 3% for the remaining term (each rate is net of political risk insurance).

Subsequent to the end of the third quarter, Bema received conditional commitment letters from various financial and multilateral institutions who will provide the second tranche of the project loan financing in the amount of $150 million. The second tranche which is also subject to regulatory approval, final documentation and customary closing conditions, is expected to have terms and conditions similar to the commercial tranche loan but is expected to have a term of seven and a half years from draw down and will be drawn down pro rata with the commercial tranche. Both tranches of the project loan financing will be administered by HVB, as documentation and facility agent, and SG CIB as technical agent. The Company expects to complete documentation and sign the loan agreements in the fourth quarter of 2005.

Julietta Mine, Russia (Bema 79%)
During the third quarter, the Julietta Mine surpassed budget targets for gold and silver production and operating cash costs per ounce. Production from the underground operations exceeded budget during the quarter which allowed the mill to process higher grade ore from underground in lieu of lower grade surface stockpiles resulting in mill head grades also exceeding budget. Underground productivity has increased primarily due to additional equipment being received and placed in operation during the second quarter of 2005 and to improved equipment availability resulting from additional supervision added to the underground and maintenance departments. In addition, increased experience in narrow vein mining methods has also resulted in improved production.

In the third quarter of 2005, 43,067 tonnes of ore were milled at Julietta at an average gold grade of 19.06 grams per tonne producing 24,177 ounces of gold at an operating cash cost of $183 per ounce and a total cash cost of $228 per ounce. The Julietta Mine reported positive operating cash flows, before changes in non-cash working capital, of approximately $5.6 million for the quarter ended September 30, 2005. During the same period last year, Julietta produced 20,689 ounces of gold at an operating cash cost of $186 per ounce and a total cash cost of $221 per ounce.

For the first nine months of 2005, Julietta milled 125,646 tonnes of ore at an average grade of 18.73 grams per tonne producing 67,417 ounces of gold at an operating cost of $199 per ounce and a total cash cost of $247 per ounce. Julietta reported positive operating cash flows, before changes in non-cash working capital, of approximately $10.6 million for the nine months ended September 30, 2005. Bema accounts for silver production as a credit against operating costs.

Also during the third quarter, the remaining $1.5 million principal amount of the Julietta IFC project loan was repaid. Bema has now repaid all of the Julietta project loans.

Julietta Exploration
A total of 61,000 metres in 407 holes have been completed in both surface exploration and underground drilling in 2005 at Julietta up to the end of October. The drilling has been successful in extending mineralization on the V-4 and V-5 veins system and has lead to the discovery of 3 new veins. Two of these, V-20 and V-21 are narrow veins intersected over 50 metres of strike length on the west side of Julietta hill. The most exciting of the discoveries is the intersection of a new vein system in the Engteri area, 7.5 kilometres by road northwest of the mine area. Hole C-5014 intersected 36.90 g/t gold and 21.90 g/t silver over 0.4 metres, plus 8.24 g/t gold and 12.20 g/t silver over 4.1 metres plus 43.30 g/t gold and 65.68 g/t silver over 1.60 metres plus 16.42 g/t gold and 9.26 g/t silver over 1 metre underneath a trench of strongly altered volcanics. A second ongoing hole drilled 80 metres to the northeast has intersected a 2.2 metre wide (down-hole) vein containing 20.3 g/t gold and 22.9 g/t silver. These two holes in this new zone represent the first economic grade intersection at Engteri and could represent the source of high grade glacially derived boulders and float previously found in the Engteri area. This structure is open for 750 metres along strike length. Drilling for 2005 will be completed in November.

Petrex Mines, South Africa (Bema 100%)
During the third quarter, Petrex produced 35,477 ounces of gold at a total cash cost of $449 per ounce(i) from 546,004 tonnes of ore milled at an average grade of 2.23 grams per tonne. Adjusting for gains from the South African rand denominated gold put options(i), the Petrex Mines had negative operating cash flows, before changes in non-cash working capital, of approximately $1.2 million for the three months ended September 30, 2005. Operations during the period were negatively affected by the strength of the South African rand versus the U.S. dollar and the poor performance of one of the underground mining contractors who has subsequently been replaced. For the same period in 2004 Petrex produced 40,559 ounces of gold at total cash cost of $332 per ounce(i).

For the nine months ended September 30, 2005, the Petrex Mines produced 106,647 ounces of gold at a total cash cost of $406 per ounce(i) from 1,569,621 tonnes of ore milled at an average grade of 2.27 grams per tonne. Adjusting for gains from the South African rand denominated gold put options(i), Petrex reported positive operating cash flows, before changes in non-cash working capital, of approximately $0.8 million for the nine months of 2005.

In October, the Petrex operations improved significantly, due primarily to improved underground mining productivity with monthly production of approximately 14,600 ounces of gold. This improvement if sustained, combined with the recently improved price of gold in the South African rand, should result in improved financial results for Petrex in the fourth quarter.

Bema is actively pursuing alternatives to improve the Petrex project through consolidation with neighboring gold properties in the East Rand district or joint ventures with other South African mining companies and Black Empowerment groups.

(i)Operating and total cash costs are adjusted to reflect cash gains from the exercise of South African rand denominated gold put options. The gains for the various periods referred to in this news release are as follows: Consolidated production Q-3 2005: $16 per ounce (Q-3 2004:$61 per ounce), Petrex production for Q-3 2005: $27 per ounce (Q-3 2004: $93 per ounce), Consolidated production for nine months ended September 30, 2005: $34 per ounce (nine months 2004: $44 per ounce), Petrex production for nine months ended September 30, 2005: $55 per ounce (nine months 2004: $73 per ounce). For further details see "Gold Forward and Options Contracts" section.

Refugio Mine, Chile (Bema 50%)
At the Refugio Mine, mining, processing and gold production continued to ramp up, during the quarter, along with construction activities and commissioning. It is projected that the operation will achieve the expanded full scale production rate of an average of 40,000 tonnes of ore per day by year end. On a number of days the plant has processed well in excess of 40,000 tonnes.

Once commissioning is complete, Bema’s share of gold production at Refugio is estimated at 125,000 ounces per year for at least 10 years with life of mine total operating costs averaging $250 per ounce. The total capital cost of the expansion remains at $100 million plus a $34 million lease for the new mining fleet (Bema’s share is 50%).

Kupol Project, Russia (Bema 75%)

Development and Procurement
Activity during the third quarter at the Kupol project consisted primarily of continued exploration and development work at the site as well as mobilization of materials and supplies for the 2006 season to the East Siberian seaport of Pevek, Russia. Construction work at the site included completion of the excavation of the permanent man camp site, site road work and the continuation of excavation activities at the airstrip. All scheduled work has been completed or is ahead of schedule. Orocon Inc., the construction contractor, has completed the erection of six 3,000 m3 fuel storage tanks and has poured 3,200 m3 of concrete at the mill and services building. The permanent man camp, mill and services building and the grinding and crushing equipment have all been delivered to Pevek and will be transported to Kupol over the winter road in early 2006. Erection and installation work will begin in the spring when the supplies reach the site.

Logistically, a total of 16,000 tonnes of equipment, materials and supplies have been shipped on four vessels from the port of Everett, Washington, on two vessels from the Russian seaport of Vostochniy and on one ship from the Russian seaport of Vanino. Also, 4,500 tonnes of supplies have been shipped on river barges down the Lena River from Ust Kut to Zelënyi Mys, a port on the Kolyma River which is approximately 400 kilometres west of Kupol. Road construction to allow transportation of all these supplies to Kupol will begin in the fourth quarter of 2005. In addition to the above freight, the Company will be purchasing approximately 20,000 tonnes of fuel for use during the winter months and for storage at the site for the remainder of the work to be completed in 2006.

Other developments at Kupol include the receipt of the final 35% interest in the Kupol property as per the agreement with the Government of Chukotka for a total interest of 75%. In addition, in October 2005, Governor Roman Abramovich of the Chukotka region was inaugurated for a second five year term. The Kupol project is a joint venture between Bema (75%) and the Government of Chukotka (25%).

Exploration
The 2005 drill program has been completed for the season with a total of 46,147 metres drilled in 194 holes. Exploration drilling continues to intersect high gold and silver grades along the main Kupol vein structure. The mineralized Kupol vein system is now known to have a strike length in excess of 3.7 kilometres and remains open along strike and at depth. Furthermore the 2005 program has shown that high grade veining exists outside of the main Kupol structure opening up the rest of the property and region for further exploration. The highlights of the recent results include hole 614 which intersected 3 veins containing 24.34 g/t gold and 126.15 g/t silver over 1.6 metres, 94.4 g/t gold and 997.21 g/t silver over 6.8 metres and 20.05 g/t gold and 258.07 g/t silver over 16.3 metres from within inferred material at the junction between South Zone and Big Bend.

Vtoryi II Vein
The Vtoryi II vein was discovered in 2005 (see press releases dated 07/12/05 and 09/06/05) and is situated beneath the planned tailings dam, 300 metres west of the South Extension zone of the main Kupol vein. Infill drilling continues to show that narrow but high grade gold and silver values are present in this polymetallic vein. The economic mineralization starts approximately 50 metres below the base of the tailings dam and should not effect its planned location. Highlights of the recent drilling include intersections of 69.36 g/t gold and 78.10 g/t silver over 0.80 metres in hole KP05-585 and 57.58 g/t gold and 491.75 g/t silver over 1.10 metres in hole KP05-605. True widths are approximately 75% to 90% of intersected widths. The new drilling has increased the extent of high grade mineralization and indicates that there is potential to define additional high grade shoots within the drill defined 700 metres strike length and 225 metres depth extent of the vein. The vein remains open in all directions. The mineralization does not extend to surface and therefore will not affect the location of the tailings dam.

Selected results are as follows:
HOLE #	FROM (m)	TO (m)	LENGTH (m)	GOLD (g/t)	SILVER (g/t)
KP05-585	65.10	65.90	0.80	69.36	78.10
KP05-589	182.60	183.15	0.55	17.70	54.20
KP05-605	65.60	66.70	1.10	57.58	491.75
KP05-613	17.40	17.70	0.30	13.50	697.70
KP05-627	149.75	150.20	0.45	67.58	138.90

Big Bend Zone
One hole, KP05-614, was drilled in the Big Bend to upgrade a block of inferred resources to the indicated category. This hole intersected three veins which graded the following; 24.34 g/t gold and 126.15 g/t silver over 1.60 metres, 94.44 g/t gold and 997.21 g/t silver over 6.80 metres and 20.05 g/t gold and 258.07 g/t silver over 16.30 metres. Results from this hole indicate the potential to extend the Big Bend high grade indicated resource zone at depth into the South zone.

HOLE #		FROM (m)	TO (m)	LENGTH (m)	GOLD (g/t)	SILVER (g/t)
KP05-614		159.30	160.90	1.60	24.34	126.15
	and	185.80	192.60	6.80	94.44	997.21

incl.	187.80	191.10	3.30	181.81	1,831.77
and	194.80	211.10	16.30	20.05	258.07
incl.	197.30	199.70	2.40	74.13	759.57

Central Zone
Thirty nine holes totaling 10,058.1 metres were drilled in the Central zone in 2005. Recent drilling included infill drilling to provide additional vein definition in the upper levels of the inferred resource and to further define shoots in the indicated resource, as an aid in mine planning and continued resource definition. Results confirm the mineralized shoots previously defined and indicate potential to expand the shoots to depth. Selected results are as follows:

HOLE #		FROM (m)	TO (m)	LENGTH (m)	GOLD (g/t)	SILVER (g/t)
KP05-573		125.50	131.20	5.70	10.39	178.44
KP05-576		150.75	154.00	3.25	10.08	87.73
KP05-587		229.50	234.65	5.15	8.21	104.51
KP05-606		29.20	34.65	5.45	83.24	534.27
KP05-617		196.80	204.90	8.10	17.54	227.74
	incl.	197.60	198.50	0.90	62.20	1,649.50

South Zone
Twenty nine holes totaling 9,162.10 metres were drilled in the South zone in 2005. Highlights of the final holes include 6.0 metres grading 17.09 g/t gold and 195.51 g/t silver in hole KP05-596 and 2.90 metres grading 155.31 g/t gold and 1,862.28 g/t silver in hole KP05-608. Results continue to show the presence of high grade mineralization in multiple veins within the zone.

Two holes, KP05-628 and 632, followed up on the deep high grade drill intersection in hole KP05-599 (1.30 metres grading 14.70 g/t gold and 185.31 g/t silver; see press release 9/6/05). Wide vein and stockwork zones (15.70 and 18.40 metres respectively - true width approximately 70% of intersected width) were intersected in these holes, demonstrating the continuity of the main vein system to depth, the two holes contained anomalous gold confirming the potential for further gold mineralization at depth.

Selected results of the remaining 2005 holes at the South zone are tabulated below:
HOLE #		FROM (m)	TO (m)	LENGTH (m)	GOLD (g/t)	SILVER (g/t)
KP05-596		134.40	142.10	7.70	5.86	36.82
	and	216.10	222.10	6.00	17.09	195.51
KP05-603		147.60	151.60	4.00	6.83	44.12
	and	200.05	203.55	3.50	5.62	121.56
KP05-608		239.25	242.15	2.90	155.31	1,862.28
	Incl.	239.25	239.75	0.50	755.34	2,133.20

Stripping, mapping and channel sampling of the South zone was halted in mid September with the onset of winter. Highlights of the channel sampling completed included 4.26 metres grading 22.09 g/t gold and 99.46 g/t silver in channel TP90315 and 1.76 metres grading 33.72 g/t gold with 104.18 g/t silver and 4.25 metres grading 10.85 g/t gold with 275.90 g/t silver in channel TP90335.

North Extension Zone
Two holes were drilled in the North Extension zone to provide additional information on grade continuity and mineralization limits. The first hole, KP05-594, intersected 13.50 g/t gold and 201.45 g/t silver over 1.20 metres in the second of several veins and confirmed the interpretation of the start of the main precious metal zone. The second hole, KP05-602, intersected high grade veining which assayed up to 22.66 g/t gold and 364.69 g/t silver over 3.05 metres within the main mineralized vein system.

Hole #		FROM (m)	TO (m)	LENGTH (m)	GOLD (g/t)	SILVER (g/t)
KP05-594		329.60	330.80	1.20	13.50	201.45
KP05-602		388.70	391.10	2.40	21.67	157.14
	Incl.	389.70	390.30	0.60	78.24	618.86
	and	495.35	498.40	3.05	22.66	364.69

Additional new veins
Three holes (KP05-553, 577 and 621) tested a new vein 300 metres east of the main Kupol vein. Although a wide veined zone (greater than 15 metres) was intersected in hole KP05-553 this zone only returned assays of up to 3.0 g/t gold with 22.60 g/t silver over 0.95 metres. These values do not match those of the high grade float which occurs above the vein trace.

Three holes (KP05-612, 629 and 631) tested the Vtoryi I vein northward from the discovery drilling earlier in the season (see press release 7/12/05), extending the vein strike to approximately 775 metres. Like the Vtoryi II vein the Vtoryi I vein is polymetallic, anomalous in silver but contains only minor gold values. The best new result from drilling of this vein was hole KP05-631 which intersected 0.60 metres grading 0.68 g/t gold and 433.70 g/t silver.

Two holes followed up on the vein intersection in the 2003 hole KP03-102 (102.94 g/t gold and 636 g/t silver over 1.0 metre), that occurs approximately 100 metres east of the main Kupol vein in the Central zone. New results from this vein are as follows; intersections of 0.40 metres grading 14.42 g/t gold and 146.00 g/t silver in hole KP05-597 and 0.4 metres grading 10.18 g/t gold and 10.90 g/t silver and 1.10 metres grading 3.70 g/t gold and 32.40 g/t silver in hole KP05-554.

Selected results are as follows:
HOLE #		FROM (m)	TO (m)	LENGTH (m)	GOLD (g/t)	SILVER (g/t)	COMMENTS
KP05-553		205.0	205.95	0.95	3.00	22.80
KP05-554		198.0	198.4	0.40	10.18	10.90
	and	199.30	200.4	1.10	3.70	32.40
KP05-597		232.40	232.80	0.40	14.42	146.00
KP05-612		109.25	109.75	0.50	0.10	145.40	Vtoryi I
KP05-629		83.90	84.10	0.20	0.10	40.50	Vtoryi I
KP05-631		194.20	194.8	0.60	0.68	433.70	Vtoryi I

Cerro Casale, Chile (Bema 24%)
During the third quarter Placer Dome Inc. (Placer Dome) informed Bema that Placer Dome had concluded that the Cerro Casale Project was not then financially viable and determined that the Project was not then financeable under the terms of the Shareholders’ Agreement.

Bema disagreed with Placer Dome’s determination believing that Cerro Casale is financeable in today’s metal market environment. Under the terms of the Shareholders’ Agreement if the project is financeable, Placer Dome must use reasonable commercial efforts to arrange project financing. If the Project is financeable and yet Placer Dome does not arrange financing on the terms and within the time provided for in the Agreement, Placer must transfer its interest to Bema and Arizona Star Resource Corp. (“Arizona Star”). As a result of Bema’s disagreement with Placer Dome’s determination that the Project was not financeable, Bema and Arizona Star issued to Placer Dome a notice of default under the Shareholders’ Agreement.

Subsequent to the third quarter, Bema, Arizona Star and Placer Dome agreed in principle that Placer will sell its interest in Compania Minera Casale, to Bema and Arizona Star in return for contingent payments.

Bema and Arizona Star have agreed in principle to jointly pay Placer Dome US$10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of

10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) a cash payment of US$70 million payable when a construction decision is made, at the election of Bema and Arizona Star. The transaction is expected to close by the end of 2005 and is subject to certain conditions including settlement of definitive agreements.

Subject to the completion of this transaction, Bema and Arizona Star intend to update the Cerro Casale feasibility study and pursue potential partnerships with senior mining companies for the development of the project.

Gold Forward and Option Contracts
In the third quarter, the Company closed out its remaining South African rand denominated gold put options consisting of 32,892 ounces at an average price of ZAR 3,100 per ounce. Bema’s entire committed gold contracts represent approximately 4.4% of the Company's proven and probable reserves and measured, and indicated resources.

The Company has entered into gold and silver forward/option contracts, maturing in the following years, to protect against a decline in future metal prices. The following is a summary of the Company’s outstanding gold and silver derivative contracts at September 30, 2005.

	2005	2006	2007	2008-2012

Gold
Forward contracts (ounces)	15,050	43,350	-	162,500
Average price per ounce	$ 327	$ 319	$ -	$ 509

Dollar denominated –
Put options purchased
$290 strike price (ounces)	6,504	23,790	21,342	38,646
$390 to $422 strike price (ounces)	14,500	68,000	68,000	38,500
$470 strike price (ounces)	-	-	-	130,750

Call options sold (ounces)	23,500	57,750	59,000	166,000
Average price per ounce	$ 478	$ 462	$ 462	$ 516

Contingent forwards (maximum)
$350 strike price (ounces)	9,000	36,000	36,000	132,000

Silver
Forward contracts (ounces)	200,000	-	-	-
Average price per ounce	$ 6.34	$ -	$ -	$ -

Put options purchased (ounces)	150,000	600,000	-	2,700,000
Average price per ounce	$ 6.34	$ 6.34	$ -	$ 7.00

Call options sold (ounces)	150,000	600,000	-	2,700,000
Average price per ounce	$ 7.65	$ 7.65	$ -	$ 9.50

In addition to the contracts included in the table above, the Company has silver floating lease rate swaps totaling 1.8 million ounces of silver at a fixed rate of 2%, expiring throughout the years from 2009 to 2011. During the third quarter of 2005, as part of the hedge program required for the expected Kupol project construction financing, the Company entered into 130,750 ounces of one-to-one gold collars (gold put options purchased at $470 per ounce / gold call options sold at $530 per ounce) and 2.7 million ounces of one-to-one silver collars (silver put options purchased at $7 per ounce / silver call options sold at $9.50 per ounce), and also entered into gold forward contracts consisting of 162,500 ounces at an average price of $509 per ounce.

Outlook
The recommencement of production at the Refugio Mine and the continued advancement of the Kupol project have Bema on track to become a low cost million ounce per year gold producer. The Refugio Mine is projected to reach full production in the fourth quarter and the Kupol project financing, development and procurement programs are on schedule for the commencement of production in mid 2008. In addition, with the recent positive developments regarding the Cerro

Casale project, Bema intends to pursue a partnership with a major mining company to ensure the financing and development of the project in the current robust metals markets.

In addition to the focus on the advancement of its development projects, a high priority for the Company is to optimize and rationalize production from existing operating properties to improve Bema’s financial performance in the near term.

All results contained in this news release have been validated by a Quality Control Program ("QC"), which has been designed in concert with an independent consultant to meet or exceed the requirements of NI 43-101. This QC program includes the use of certified standard reference samples, coarse field blank material and duplicate sampling as described at length in earlier news releases and in the recently released technical reports for the Kupol project on April 4, 2005 and July 5, 2005. This QC program also contains material referenced from the Julietta Mine technical report which was reported March 1, 2002 and prepared by SRK Consulting. Tom Garagan, Vice President of Exploration for Bema Gold Corporation, is the Qualified Person for this exploration project.

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”
Chairman, C.E.O., & President

For further information please contact Bema Gold:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

Bema Gold Corporation trades on the Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO. Bema also trades on the London Stock Exchange’s Alternative Investments Market. Symbol: BAU.

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company's Renewal Annual Information Form for the year ended December 31, 2004, which is an exhibit to the Company's Form 40-F and is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars, except shares and per share amounts)

	Third Quarter		Nine Months
	2005	2004	2005	2004

GOLD REVENUE	$27,146	$24,852	$70,981	$65,688

EXPENSES
Operating costs	23,466	22,093	64,678	61,514
Depreciation and depletion	5,927	4,842	14,859	13,321
Refugio re-start of operations	3,044	2,007	10,255	3,196
Julietta warehouse fire loss	-	-	267	1,800
Other	531	469	1,741	1,371
	32,968	29,411	91,800	81,202

MINE OPERATING LOSS	5,822	4,559	20,819	15,514

OTHER EXPENSES (INCOME)
General and administrative	2,279	1,629	7,323	6,898
Interest and financing costs	1,336	3,103	3,961	7,506
General exploration	185	308	835	678
Stock-based compensation	600	763	3,173	3,795
Foreign exchange losses	794	12	814	1,221
Other	219	31	276	(315)
	5,413	5,846	16,382	19,783

LOSS BEFORE TAXES AND OTHER ITEMS	11,235	10,405	37,201	35,297

Write-down of net smelter royalty	-	-	3,099	-
Write-down of Yarnell mineral property	-	-	-	8,527
Realized derivative losses/ (gains)	1,604	(14,393)	(225)	(15,965)
Unrealized derivative losses	10,921	25,478	14,170	6,747
Equity in losses of associated companies	17	52	70	232
Investment losses/ (gains)	-	1	(756)	(398)

LOSS BEFORE INCOME TAXES	23,777	21,543	53,559	34,440

Current income taxes	7	7	7	492
Future income taxes (recovery)/ expense	1,091	-	(1,530)	34

LOSS FOR THE PERIOD	$24,875	$21,550	$52,036	$34,966

LOSS PER COMMON SHARE - basic and diluted	$0.062	$0.059	$0.130	$0.097

Weighted average number of common shares
outstanding (in thousands)	401,177	362,273	400,790	358,711

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the periods ended September 30
(Unaudited)
(in thousands of United States dollars)

	Third Quarter		Nine Months
	2005	2004	2005	2004

OPERATING ACTIVITIES
Loss for the period	$(24,875)	$(21,550)	$(52,036)	$(34,966)
Non-cash charges (credits)
Depreciation and depletion	5,927	4,842	14,859	13,321
Amortization of deferred financing costs	17	1,044	177	2,051
Equity in losses of associated companies	17	52	70	232
Derivative instruments	12,677	26,983	15,557	7,166
Investment gains	-	1	(756)	(398)
Future income taxes (recovery)/ expense	1,091	-	(1,530)	34
Stock-based compensation	600	763	3,173	3,795
Write-down of net smelter royalty	-	-	3,099	-
Write-down of Yarnell mineral property	-	-	-	8,527
Other	454	2,627	3,022	2,292
Change in non-cash working capital	1,989	(1,126)	(3,718)	(3,727)
	(2,103)	13,636	(18,083)	(1,673)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	156	1,265	687	9,277
Kupol bridge financing	67,500	38,000	104,000	38,000
Refugio working capital loans	5,050	-	11,050	-
Julietta project loan repayments	(1,500)	(11,167)	(1,500)	(16,750)
Capital lease repayments	-	(230)	(1,709)	(230)
Financing costs	(587)	(1,725)	(3,842)	(1,677)
Convertible loan, net of issue costs	-	(271)	-	66,603
Share subscription received	-	990	-	990
Petrex project loan repayments	-	-	-	(3,000)
	70,619	26,862	108,686	93,213

INVESTING ACTIVITIES
Kupol development	(55,826)	(20,434)	(113,534)	(32,254)
Kupol exploration	(7,309)	(11,268)	(15,728)	(17,963)
Refugio construction	(1,559)	(6,815)	(14,918)	(13,728)
Julietta Mine	(720)	(954)	(2,499)	(1,484)
Julietta exploration	(1,963)	(2,609)	(5,372)	(5,059)
Petrex Mines	(1,540)	(2,350)	(4,272)	(6,069)
Petrex exploration	(326)	(497)	(1,102)	(1,476)
Acquisition, exploration and development	(1,479)	(1,785)	(4,937)	(5,566)
Investment purchases	-	(3,059)	(902)	(3,059)
Other	(35)	(769)	(1,453)	(1,176)
	(70,757)	(50,540)	(164,717)	(87,834)

Effect of exchange rate changes on cash
and cash equivalents	98	(158)	9	(26)

Increase (decrease) in cash and cash equivalents	(2,143)	(10,200)	(74,105)	3,680

Cash and cash equivalents, beginning of period	15,149	44,653	87,111	30,773

Cash and cash equivalents, end of period	$13,006	$34,453	$13,006	$34,453

BEMA GOLD CORPORATION CONSOLIDATED
BALANCE SHEETS
(Unaudited)
(in thousands of United States dollars)

	As at	As at
	September 30	December 31
	2005	2004
ASSETS
Current
Cash and cash equivalents	$13,006	$87,111
Accounts receivable	8,377	8,019
Marketable securities, at cost
(Market value - $13.8 million; December 31, 2004 - $13.8 million)	3,554	3,554
Inventories	24,515	16,113
Other	5,363	6,827
	54,815	121,624

Investments	7,066	5,593
Property, plant and equipment	581,261	418,883
Unrealized fair value of derivatives	3,182	13,761
Deferred derivative losses	4,896	6,718
Future income tax assets	5,100	5,100
Other assets	24,628	21,374
	$680,948	$593,053

LIABILITIES
Current
Accounts payable	$45,840	$32,250
Current portion of long-term debt	9,792	3,730
	55,632	35,980

Unrealized fair value of derivatives	52,455	49,299
Long-term debt	238,976	129,937
Future income tax liabilities	29,509	24,321
Asset retirement obligations	17,202	17,418
Other liabilities	1,035	664
Non-controlling interest	2,352	2,587
	397,161	260,206

SHAREHOLDERS' EQUITY
Capital stock
Issued - 401,217,951 common shares (December 31, 2004 -
400,498,902)	557,117	557,365
Value assigned to share purchase warrants and stock options	22,284	19,060
Convertible notes	18,849	18,849
Deficit	(314,463)	(262,427)
	283,787	332,847
	$680,948	$593,053

Approved by the Directors

"Clive T. Johnson"	"Robert J. Gayton"
Clive T. Johnson	Robert J. Gayton